CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$115,000	$12.31

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $494,081.15 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $12.31 offset against the registration fee due for this offering and of which $494,068.84 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 289 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2005 and product supplement no. 14-II dated December 21, 2006	Registration Statement No. 333-130051 Dated January 26, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $115,000 Principal Protected Notes Linked to the S&P 500® Index due January 30, 2015

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 30, 2015*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on January 26, 2007 and are expected to settle on or about January 31, 2007.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	104.5%.
Index Return:	Ending Index Level – Initial Index Level
Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1422.18.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	January 27, 2015*
Maturity Date:	January 30, 2015*
CUSIP	48123JMM8
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 14-II.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 14-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$39.50	$960.50

Total	$115,000	$4,542.50	$110,457.50

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $39.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $5.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no. 14-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-II dated December 21, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 3, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 14-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 14-II dated December 21, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003873/e25871_424b2.htm

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 14-II.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 14-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.63%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,559.36.
  Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

Original Issue Date through December 31, 2007	$52.27	$52.27

January 1, 2008 through December 31, 2008	$60.08	$112.35

January 1, 2009 through December 31, 2009	$63.50	$175.85

January 1, 2010 through December 31, 2010	$67.13	$242.98

January 1, 2011 through December 30, 2011	$70.96	$313.94

January 1, 2012 through December 30, 2012	$75.02	$388.96

January 1, 2013 through December 30, 2013	$79.30	$468.26

January 1, 2014 through December 31, 2014	$83.82	$552.08

January 1, 2015 through January 30, 2015	$7.28	$559.36

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the S&P 500® Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 14-II dated December 21, 2006.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but falls below the Initial Index Level on the Observation Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and reflects the Participation Rate of 104.5% and assumes an Initial Index Level of 1400. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table on the top of the next page have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (104.5%)	Additional Amount		Principal		Payment at Maturity

2520	80%	83.60%	$836.00	+	$1,000.00	=	$1,836.00
2380	70%	73.15%	$731.50	+	$1,000.00	=	$1,731.50
2240	60%	62.70%	$627.00	+	$1,000.00	=	$1,627.00
2100	50%	52.25%	$522.50	+	$1,000.00	=	$1,522.50
1960	40%	41.80%	$418.00	+	$1,000.00	=	$1,418.00
1820	30%	31.35%	$313.50	+	$1,000.00	=	$1,313.50
1680	20%	20.90%	$209.00	+	$1,000.00	=	$1,209.00
1540	10%	10.45%	$104.50	+	$1,000.00	=	$1,104.50
1470	5%	5.23%	$52.250	+	$1,000.00	=	$1,052.25
1400	0%	0%	$0	+	$1,000.00	=	$1,000.00
1260	-10%	0%	$0	+	$1,000.00	=	$1,000.00
1120	-20%	0%	$0	+	$1,000.00	=	$1,000.00
980	-30%	0%	$0	+	$1,000.00	=	$1,000.00
840	-40%	0%	$0	+	$1,000.00	=	$1,000.00
700	-50%	0%	$0	+	$1,000.00	=	$1,000.00
560	-60%	0%	$0	+	$1,000.00	=	$1,000.00
420	-70%	0%	$0	+	$1,000.00	=	$1,000.00
280	-80%	0%	$0	+	$1,000.00	=	$1,000.00

JPMorgan Structured Investments — Principal Protected Notes Linked to the S&P 500® Index	PS-2

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1400 to an Ending Index Level of 1680.
Because the Ending Index Level of 1680 is greater than the Initial Index Level of 1400, the Additional Amount is equal to $209 and the final payment at maturity is equal to $1,209 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1680-1400)/1400] x 104.5%) = $1,209

Example 2: The level of the Index decreases from the Initial Index Level of 1400 to an Ending Index Level of 1120. Because the Ending Index Level of 1120 is lower than the Initial Index Level of 1400, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 1400 to an Ending Index Level of 1540.
Because the Ending Index Level of 1540 is greater than the Initial Index Level of 1400, the Additional Amount is equal to $104.50 and the final payment at maturity is equal to $1,104.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1540-1400)/1400] x 104.5%) = $1,104.50

Historical Information

The following graph shows the weekly performance of the Index from January 4, 2002 through January 26, 2007. The Index closing level of the S&P 500® Index on January 26, 2007 was 1422.18. We obtained the Index closing level below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to its accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the S&P 500® Index	PS-3